Exhibit 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Student Transportation Inc. (the “Issuer”) will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 9th day of November, 2017, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1.	TO RECEIVE the financial statements of the Issuer for the fiscal year ended June 30, 2017, together with the report of the auditors thereon;

2.	TO ELECT members of the board of directors of the Issuer;

3.	TO APPOINT auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors;

4.	TO CONSIDER and to pass an ordinary resolution, approving, ratifying and confirming certain amendments to the Issuer’s By-Law No. 1 to align the residency requirements of the board of directors with the current requirements of the Business Corporations Act (Ontario), as more particularly described in the accompanying management information circular; and

5.	TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Issuer delivers its proxy materials to Shareholders using the “notice-and-access” system (“Notice and Access”), which involves the Issuer providing its proxy materials to Shareholders over the internet. We believe that this delivery process expedites Shareholders’ receipt of proxy materials and lowers the costs and reduces the environmental impact of the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a Notice and Access notification (the “Notice and Access Notification”) containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically and how to vote online. The Company will send the Notice and Access Notification on or about October 6, 2017 to the Shareholders of record as at September 28, 2017. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.   Other Shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access Notification.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 29th day of September, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors
Student Transportation Inc.